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                                                               EXHIBIT (a)(1)(E)

United States Exploration, Inc.
1560 Broadway, Suite 1900
Denver, CO 80202

                         UNITES STATES EXPLORATION, INC.
                        OFFER TO PURCHASE FOR CASH UP TO
                      1,500,000 SHARES OF ITS COMMON STOCK
                     AT A PURCHASE PRICE OF $1.50 PER SHARE

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., MOUNTAIN TIME,
                DECEMBER 23, 2002, UNLESS THE OFFER IS EXTENDED.

November 21, 2002

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

United States Exploration, Inc., a Colorado corporation, has commenced a tender offer to purchase up to 1,500,000 shares of its common stock, $0.0001 par value, at a price of $1.50 per share, net to the seller in cash, without interest.

The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer.

Only shares properly tendered and not properly withdrawn will be purchased. If more than 1,500,000 shares are tendered in the offer, the Company will purchase shares pro rata from all tendering shareholders, subject to exceptions for odd lots and conditional tenders. Shares not purchased in the offer will be returned promptly following the Expiration Date (as defined in Section 1 of the Offer to Purchase).

The Company reserves the right, in its sole discretion, to purchase more than 1,500,000 shares pursuant to the offer.

This offer is not conditioned on any minimum number of shares being tendered. However, this offer is subject to other conditions described in the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold shares we are enclosing the following documents:

1.    The Offer to Purchase dated November 21, 2002;

2. The Letter of Transmittal for your use and for the information of your clients, together with the accompanying Substitute Form W-9. Facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender shares;
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3. A letter to the shareholders of the Company, dated November 21, 2002, from the President of the Company;

4. The Notice of Guaranteed Delivery to be used to accept the offer and tender shares pursuant to the offer if any of the procedures for tendering shares described in the Offer to Purchase cannot be completed on a timely basis;

5. A printed form of letter which you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the clients' instructions with regard to the offer; and

6. A return envelope addressed to Securities Transfer Corporation, as Depositary for the offer.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the offer and withdrawal rights will expire at 5:00 p.m., Mountain Time, on December 23, 2002, unless the offer is extended.

For shares to be tendered properly pursuant to the offer:

(a) the certificates for the shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at its address set forth on the back cover of the Offer to Purchase; or

(b) if a shareholder desires to tender shares pursuant to the offer and the shareholder's share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date, the shares still may be tendered, if all of the conditions set forth in
Section 3 of the Offer to Purchase are satisfied.

The Company will not pay any fees or commissions to brokers, dealers or other persons for soliciting tenders of shares pursuant to the offer. The Company will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company or the Depositary for purposes of the offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the offer should be addressed to the Company at (303) 863-3550 or the Depository at (469) 633-0101.


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                                               Very truly yours,

                                               United States Exploration, Inc.



Nothing contained in this document or in the enclosed documents will make you or any other person an agent of the Company or the Depositary or any affiliate of either of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the offer other than the documents enclosed and the statements contained in those documents.


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